MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Mundoval Differentiators

Management team invested in fund alongside clients.

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts

As of 5/31/13
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 30
2012 Turnover: 29%
Net Assets: $17.0 Mil
Total Expense Ratio: 1.50% No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

**Source: Standard & Poor's.*

Baidu: Chinese for "Google"

When the people in the world's most populous country perform an internet search, they use **Baidu**, a Chinese-language search engine.

5 Reasons to own Baidu

Nothing draws an online crowd like a crowd:

Baidu benefits from "switching costs," or the concept that once users are accustomed to one search engine, they tend to use it by default, without looking for alternatives. They also have a strong and growing "network effect," or the notion that a growing base of users attracts yet more users and therefore advertising partners, boosting ad relevancy and the user experience.

Down, but not out:

Baidu share prices stumbled early in the year due to competitive pressures and a prolonged push in to mobile ad sales. Yet revenue and operating income increased an impressive 41% and 24%, respectively, in the fourth quarter 2012.* Further, we believe Baidu offers tremendous growth potential and value: internet usage in China continues to expand, while the stock trades for a cheap 16 times it's earnings.

The Chinese Market:

China has more people online than any other nation and broadband access is growing rapidly, fueling further growth. Analysis International estimates the Chinese internet search market grew 61% in 2011 alone.

Baidu Foothold:

Baidu holds the top spot in internet search in China with 79% of search revenue, followed by Google with 16%. And Baidu's 400,000+ active online marketing customer base